

August 18, 2023

Thomas Olivier
Chief Financial Officer
Arrowroot Acquisition Corp.
4553 Glencoe Ave, Suite 200
Marina Del Ray, CA 90292

> **Re: Arrowroot Acquisition Corp.**
> **Form 8-K filed August 17, 2023**
> **File No. 001-40129**

Dear Thomas Olivier:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed August 17, 2023

Item 4.02 Non-Reliance on Previously Issued Financial Statements

1.   Please revise your disclosure to include a brief description of the facts underlying the conclusion regarding the non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure should describe the accounting error that you identified and its effects on your financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction